KW 3/7

SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson	Tennessee	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George T. Allen, III — 731-668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

1148-A South Main Street	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.




13010918

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



ANN HOPKINS
NOTARY
PUBLIC
AT
LARGE
MADISON COUNTY, TN

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Internal Control Section

Agreed-Upon Procedures Section

FINANCIAL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices In Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Auditor's Report

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

Report on the Financial Statements

We have audited the accompanying Statements of Financial Condition of Silver Oak Securities, Inc. (Company) as of December 31, 2012 and 2011, and the related statements of income, stockholders' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC
Milan, Tennessee
February 18, 2013

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and cash equivalents	$ 330,778	$ 330,345
CRD account	1,243	1,791
Commissions receivable	706,378	596,039
Other receivables	17,812	42,283
Security deposit held by broker	15,000	15,000
Income taxes receivable	61,053	-
Deferred income tax asset	1,133	913
Total assets	**$ 1,133,397**	**$ 986,371**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 640,758	$ 527,995
Accounts payable	16,379	8,219
Accrued payroll taxes	53	48
Accrued income taxes	-	38,300
Total liabilities	657,190	574,562
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings	248,982	184,584
Total stockholders' equity	476,207	411,809
Total liabilities and stockholders' equity	**$ 1,133,397**	**$ 986,371**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Commissions	$ 5,956,092	$ 5,824,354
Interest	1,831	774
Advisory fee earned	1,213,809	840,232
Other income	306,707	351,453
Total revenue	7,478,439	7,016,813
Expenses		
Employee compensation and benefits	382,029	355,762
Commissions	5,376,927	5,068,138
General office	196,890	173,759
RIA advisory fees	1,048,422	764,310
Insurance expense	128,254	127,087
Other expenses	251,007	297,050
Total expenses	7,383,529	6,786,106
Income before income taxes	94,910	230,707
Income tax expense	30,512	95,705
Net income	**$ 64,398**	**$ 135,002**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock-Class A		Common Stock-Class B		Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount		
Balance at January 1, 2011	76,000,000	$ 55,225	15,210,000	$ 172,000	$ 49,582	$ 276,807
Net income for the year	-	-	-	-	135,002	135,002
Balance at December 31, 2011	76,000,000	55,225	15,210,000	172,000	184,584	411,809
Net income for the year	-	-	-	-	64,398	64,398
Balance at December 31, 2012	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ 248,982**	**$ 476,207**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 64,398	$ 135,002
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in receivables	(85,320)	17,790
Decrease in deferred tax asset	(220)	92
Increase (decrease) in accounts payable	120,928	(53,677)
Increase in accrued income taxes	(99,353)	8,313
Net increase (decrease) in cash	**433**	**107,520**
Cash and cash equivalents at beginning of the period	330,345	222,825
Cash and cash equivalents at end of the period	$ 330,778	$ 330,345
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ 130,086	$ 83,299

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. The tax years subject to examination by federal and state taxing authorities are the years ending December 31, 2011, 2010, and 2009.

D. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2012 and 2011, cash equivalents in the form of money market accounts totaled $176,129 and $175,179, respectively.

E. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. Coverage is unlimited in non interest bearing accounts as of December 31, 2011 and 2012. Cash equivalents are insured up to $250,000 as of December 31, 2012 and 2011.

G. Subsequent Events

Management has evaluated subsequent events through February 18, 2013, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The net deferred taxes in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities.

	2012	2011
Deferred tax asset		
Federal	$ 790	$ 636
State	343	277
	$ 1,133	$ 913
Net federal tax asset	$ 790	$ 636
Net state tax asset	$ 343	$ 277

The components of income tax (benefit) expense are as follows:

	2012	2011
Current		
Federal	$ 22,621	$ 78,448
State	8,111	17,165
	30,732	95,613
Deferred		
Federal	123	368
State	(343)	(276)
	(220)	92
	$ 30,512	$ 95,705

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2011 and 2012, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012 and 2011, the Company paid commissions to related parties in the amount of $70,485 and $66,250, respectively. In addition, approximately $5,268 and $4,245, of commissions payable to these individuals was included in accrued expenses as of December 31, 2012 and 2011, respectively.

The Company paid officer salaries in the combined amount of $253,471 and $261,658 to three employees who are also shareholders of the Company during the years ended December 31, 2012 and 2011, respectively.

The Company leases office space from Hopkins Anderton Partnership. This lease is a month-to- month lease requiring monthly payments of $1,500. There were no future obligations as of December 31, 2012.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2011 and 2012, which expired as of each year ended. There are no future obligations as of December 31, 2012.

Lease payments in 2012 and 2011 were $19,990 and $19,990, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2012

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 476,207	$ -	$ 476,207
Deductions:			
Other receivables	(39,390)		(39,390)
Receivables from non-customers	(80,964)	-	(80,964)
Net capital before haircuts on securities positions	355,853	-	355,853
Haircuts on security positions	(3,823)	-	(3,823)
Net capital	**$ 352,030**	**$ -**	**$ 352,030**
Computation of basic net capital requirement			
Minimum net capital required	$ 43,813	$ -	$ 43,813
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 43,813	$ -	$ 43,813
Excess net capital	$ 308,216	$ -	$ 308,216
Excess net capital at 100%	$ 308,216	$ -	$ 308,216
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 657,190	$ -	$ 657,190
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness to net capital	187%	-	187%

See independent auditor's report.

INTERNAL CONTROL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices In Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Report on Internal Control

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, Board of Directors, others within the organization, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2013

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Silver Oak Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silver Oak Securities, Inc. management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

February 18, 2013
Milan, Tennessee